Seligman Portfolios, Inc.

April 30, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Sonny Oh

Re:	Seligman Portfolios, Inc.
Post-Effective Amendment No. 38
SEC File Numbers: 33-15253 and 811-5221

Dear Mr. Oh:

Reference is hereby made to Post-Effective Amendment No. 38 filed on April 27, 2007 (the “Amendment”) to the Registration Statement of Seligman Portfolios, Inc. (the “Fund”) on Form N-1A. The Amendment has been marked to show changes from the filing on February 16, 2007. The Amendment is being filed pursuant to Rule 485(b) for effectiveness on May 1, 2007.

We have revised the Fund’s Registration Statement to include previously omitted information and non-material updates and to address the comments raised by you. For ease of reference, your comments (along with the applicable responses) have been repeated below.

1.	Clarify which of the Fund’s 9 separate portfolios (collectively, “Portfolios”) offer Class 1 shares and/or Class 2 shares, and describe each of the prospectuses made available by the Fund (collectively, “Prospectuses”).

Response: The requested disclosure has been added to each of the Fund’s Prospectuses under the caption “Overview of the Fund.” The Fund’s Statement of Additional Information currently discloses, on its front cover, the Portfolios that offer Class 1 shares and/or Class 2 shares.

2.	Disclose the differences between Class 1 shares and Class 2 shares, and disclose to whom each class of shares is offered.

Response: The Fund’s Registration Statement currently provides the requested disclosure.

3.	Update the telephone number for the Securities and Exchange Commission’s Public Reference Room provided on the back cover of each of the Fund’s Prospectuses.

Response: The required revision has been made.

4.	In the Prospectus with respect to Seligman Common Stock Portfolio, provide a market capitalization range for what the Portfolio considers a “larger US company.”

Response: The requested disclosure has been made.

5.	In the Prospectus with respect to Seligman International Growth Portfolio, provide a market capitalization range for what the Portfolio considers “large and mid capitalization growth companies.”

Response: The requested disclosure has been made.

6.	Provide the following additional risk disclosures, as applicable to each Portfolio, in the “Principal Risks” sections of the Fund’s Prospectuses:

a)	risks of investing in medium-sized companies;

b)	risks of investing in rights and warrants;

c)	risks of investing in preferred stock;

d)	risks of investing in convertible securities;

e)	risks of investing in fixed income securities;

f)	risks of the underlying investments of exchange-traded funds;

g)	risks of investing in American Depositary Receipts (but only if such risks differ from risks of foreign securities in general);

h)	credit and concentration risks associated with investments in equity-linked securities;

i)	risks of investing in large companies;

j)	risks of the “growth” style of investing; and

k)	risks of the “value” style of investing.

Response: The requested disclosures have been added, as applicable.

7.	In the applicable Prospectuses, disclose the impact of high portfolio turnover in the “Principal Risks” sections relating to Seligman Capital Portfolio, Seligman Common Stock Portfolio, Seligman Communications and Information Portfolio, Seligman Global Technology Portfolio, Seligman International Growth Portfolio, and Seligman Investment Grade Fixed Income Portfolio.

Response: The “Principal Risks” sections relating to the Portfolios listed above currently provide that a high portfolio turnover rate increases transaction costs, which may increase the Portfolio’s expenses. Prospectuses of other mutual funds (managed by J. & W. Seligman & Co. Incorporated) having similar objectives and strategies as such Portfolios contain additional disclosure indicating that high portfolio turnover may cause adverse tax consequences for investors due to increased short-term capital gains. However, we believe that such additional disclosure is inapplicable to the Portfolios, because shares of the Portfolios are only available to insurance companies in connection with variable annuity and variable life insurance contracts and, with respect to Class 2 shares of Seligman Communications and Information Portfolio, to certain retirement and pension plans. Variable annuity/variable life insurance contracts and retirement/pension plans are structured so that no income or capital gains realized by the underlying investment company portfolios are taxed currently to contract owners and plan participants, respectively.

8.	With respect to the “Fees and Expenses” section of the Fund’s Prospectus relating to Seligman International Growth Portfolio, the contractual management fee waiver/expense reimbursement arrangement between J. & W. Seligman & Co. Incorporated and the Fund with respect to the Portfolio must remain in effect for at least one year in order to be factored into the example of the costs of investing in the Portfolio.

Response: The Prospectus has been updated to reflect that the contractual fee waiver/expense reimbursement arrangement with respect to the Portfolio will remain in effect until at least April 30, 2008.

9.	Under the caption “Portfolio Management,” in the Prospectuses offering shares of Seligman Capital Portfolio, provide the dates relating to the Portfolio Manager’s business experience for the past five years.

Response: The required disclosure has been added.

10.	Under the caption “Frequent Trading of Portfolio Shares” in of each of the Fund’s “stand-alone” prospectuses, indicate that the Portfolios offered by such Prospectuses are of a type that may be more susceptible to frequent trading strategies by investors.

Response: The requested disclosures have been added.

11.	In the first paragraph under the caption “Financial Highlights” in each of the Fund’s prospectuses, include disclosure indicating that the total return figures would have been lower had administration fees and sales charges charged by variable annuity and variable life insurance contracts been reflected.

Response: The requested disclosure has been added.

12.	Under the caption “Disclosure of Portfolio Holdings” in the Fund’s Statement of Additional Information, indicate whether the contractual prohibitions on trading based on a Portfolio’s holdings information cover trades in a Portfolio’s underlying securities.

Response: The requested revision has been made.

13.	Under the caption “Disclosure of Portfolio Holdings” in the Fund’s Statement of Additional Information, for each party with which the Fund has an ongoing arrangement to disclose a Portfolio’s holdings, disclose the frequency of such disclosures and the length of the lag between the date of the information and the date of disclosure.

14.	Response: The requested disclosure has been made.

15.	Revise the table under the caption “Management of the Fund – Management Information” in the Fund’s Statement of Additional Information to conform its format to that of the table presented in Form N-1A.

Response: The required revision has been made.

16.	Include information responsive to Item 27(c) of Form N-1A, if applicable.

Response: The information required by Item 27(c) is not applicable to the Fund.

17.	Revise the Power of Attorney for John F. Maher which was filed as an exhibit to the Fund’s Registration Statement on February 16, 2007 (the “Power of Attorney”) to disclose the specific registration statement(s) to which such document relates.

Response: The Power of Attorney currently provides that the powers granted therein relate only to amendments to the Fund’s Registration Statement, and any and all applications or other documents to be filed with the Securities and Exchange Commission pertaining to the Fund’s Registration Statement.

We believe that the foregoing addresses each of your comments. In addition, the Fund hereby represents as follows:

i.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing submitted herewith.

ii.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing.

iii.	The Fund may not assert Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities law.

If you have any questions related to this filing, please call the undersigned at (212) 850-1703.

Very truly yours,

By:	/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary